

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Eric Gebhard
Chief Executive Officer and Treasurer
World Omni Auto Leasing LLC
250 Jim Moran Boulevard
Deerfield Beach, Florida 33442

> **Re: World Omni Auto Leasing LLC**
> **World Omni LT**
> **Registration Statement on Form SF-3**
> **Filed May 5, 2022**
> **File Nos. 333-264720 and 333-264720-01**

Dear Mr. Gebhard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kayla Roberts at 202-551-3490 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Structured Finance